EXHIBIT 99.1

April 10, 2003

To: All Adobe Employees

From: Bruce Chizen

Re: Stockholders Approve Stock Option Exchange Program

I am pleased to announce that Adobe’s Stock Option Exchange Program was approved at our Annual Meeting of Stockholders yesterday. The program will allow eligible employees to exchange options granted with an option price greater than $40 per share for a lesser number of new options. The new options will have an exercise price equal to the fair market value of our common stock on the grant date, which will be at least six months and one day from the surrender of the exchanged options.

Now that the program has been approved by the stockholders, Adobe’s Board of Directors will determine if the program will be implemented. If approved by the Board, we anticipate the program will begin in mid-May at which time all eligible employees will receive additional written materials explaining the precise terms and timing of the program. Until then, due to Securities and Exchange Commission regulations, we will not be able to communicate any additional information.

–Bruce